Copyright ® 2010 Rovi Corporation. Company Confidential.
Rovi Corporate Overview
An Introduction for Sonic Employees
Corey Ferengul
EVP Product Management & Marketing
January 2011
Filed by: Rovi Corporation
pursuant to Rule 425
under the Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14d-2
under the Securities Exchange Act of 1934, as amended
Subject Company: Sonic Solutions
Commission File No. 000-23190

Copyright ® 2009 Rovi Corporation. Company Confidential.
Safe Harbor Statement
All statements contained herein, as well as oral statements that may be made by Rovi Corporation (the “Company”)
or by officers, directors or employees of the Company acting on the Company’s behalf, that are not statements of historical fact, including but not limited to any description of the Company’s or its management’s future plans, objectives, or goals, constitute “forward-looking statements” and are made pursuant to the Safe-Harbor provisions of the Private Securities Litigation Reform Act of 1995.
Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to be materially different from the historical results and/or from any future results or outcomes expressed or implied by such forward-looking statements. Such factors include, among others, the
Company’s estimates of future revenues, earnings and growth rates, business strategies, the Company’s assumptions and estimates relating to guide advertising, the Company’ ability to pay down its debt, whether markets materialize as anticipated and customer demand for the Company’s technologies and integrated offerings. Such factors also include the expected timetable and structure of the transaction between the Company and Sonic
Solutions, the transaction’s anticipated strategic and financial benefits; and the potential impacts of the transaction on both the Company’s and Sonic’s organizations. The statements made by the Company in this document are based upon current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include the satisfaction of closing conditions for the acquisition, including the tender of a majority of the outstanding shares of common stock of Sonic Solutions; market conditions; the effect of the announcement of the transaction on the
Company’s and Sonic’s respective businesses; the impact of any failure to complete the exchange offer and the merger; the risk that the Company will not realize the anticipated benefits of the acquisition; the potential inability to successfully operate or integrate Sonic’s business and expand product offerings as a result thereof; general industry and economic conditions; and other factors beyond the companies’ control. Such factors are further addressed in the
Company’s Report on Form 10-Q for the period ended September 30, 2010 and other documents as are filed with the Securities and Exchange Commission from time to time (available at www.sec.gov). The Company assumes no obligation, except as required by law, to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation.

Copyright ® 2009 Rovi Corporation. Company Confidential.
Page 3 Page 3
Additional Information and Where to Find It
This presentation is neither an offer to purchase nor a solicitation of an offer to sell shares of Sonic Solutions. Rovi has filed a registration statement on Form S-4 (containing a prospectus/offer to purchase and certain other offer documents) and a tender offer statement on Schedule TO with the SEC and Sonic Solutions has filed a solicitation/recommendation statement on Schedule 14D-9, all with respect to the Offer and the Merger (as defined in those documents).  Sonic Solutions shareholders are urged to read Rovi’s prospectus/offer to purchase and the other offer documents contained in the registration statement, and Sonic Solutions's solicitation/recommendation statement, because they contain important information that shareholders should consider before making any decision regarding tendering their shares.  The registration statement (including the prospectus/offer to purchase and the other offer documents contained therein), the tender offer statement and the solicitation/recommendation statement contain important information, which should be read carefully before any decision is made with respect to the Offer.  The registration statement (including the prospectus/offer to purchase and certain other offer documents contained therein), as well as the tender offer statement and the solicitation/recommendation statement, are available to all shareholders of Sonic Solutions at no expense to them.  The registration statement (including the prospectus/offer to purchase and other offer documents), the tender offer statement and the solicitation/recommendation statement are available for free at the SEC's web site at www.sec.gov. Free copies of the prospectus/offer to purchase (and other offer documents) are also available from Rovi by mail to Rovi Corporation, 2830 De
La Cruz Blvd, Santa Clara, CA 95050, attention: Investor Relations, and free copies of the solicitation/recommendation statement are available from Sonic Solutions by mail to Sonic Solutions, 7250 Redwood Blvd., Suite 300 Novato, CA 94945 ,
attention: Investor Relations.  In addition, the prospectus/offer to purchase (and other offer documents) may also be obtained free of charge by directing a request to the Information Agent for the offer, Phoenix Advisory Partners, 110 Wall Street, 27th floor, New York, NY 10005 (banks and brokers call (212) 493-3910; all others call toll free: (800) 576-4314).  American Stock
Transfer & Trust Company, LLC is acting as depositary for the tender offer.
In addition to the foregoing materials filed with the SEC, Rovi and Sonic Solutions file annual, quarterly and special reports, proxy statements and other information with the SEC.  Investors may read and copy any reports, statements or other information filed by Rovi or Sonic Solutions at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549.
Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Rovi’s and Sonic Solutions’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Copyright ® 2009 Rovi Corporation. Company Confidential.
Page 4 Page 4
Interests of Certain Persons in the Offer
and the Merger
Rovi will be, and certain other persons may be, soliciting Sonic Solutions shareholders to tender their shares into the exchange offer. The directors and executive officers of Rovi and the directors and executive officers of Sonic Solutions may be deemed to be participants in Rovi’s solicitation of Sonic Solutions’s shareholders to tender their shares into the exchange offer.
Investors and shareholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Rovi and Sonic Solutions in the exchange offer by reading the prospectus/offer to purchase and certain other offer documents, as well as the solicitation/recommendation statement.

Copyright ® 2009 Rovi Corporation. Company Confidential.

About Rovi
Stock Ticker: ROVI
2010 Revenue: Estimated $538-542M*
Global Issued and Pending Patents:
4,700
Employees Worldwide: 1,200+
Headquarters: Santa Clara, CA
Offices: San Francisco, Burbank,
Tulsa, Radnor, Ann Arbor,
New York, Bedford, London,
Maidenhead, Luxembourg, Tokyo,
Seoul, Hong Kong, Hsinchu
Acquisitions: MediaUnbound, Muze,
Gemstar-TV Guide, All Media Guide,
BD+
Target key verticals
Consumer Electronics, Service
Providers, Advertising, Portals
and Studios/Entertainment
*Per Rovi
press release issued 12/22/2010

Copyright ® 2009 Rovi Corporation. Company Confidential.

•
Who we were
- Copy protection licensed to studios, games publishers & hardware vendors
- License management and installation software sold to ISV’s and enterprises
•
Who we have become
- A leading digital media technology solutions provider: Products, services, metadata & patent
•
Major activities on our transformation
- Acquired key digital media technology assets
- Completed divestitures of non-core assets
- Fully integrated all companies
Our Transformation
Mediabolic
acquisition;
yields Connected Platform
AMG
acquisition;
yields
Music, Movies and Games
metadata plus Media
Recognition technology
Gemstar-
TV Guide
acquisition
Sale
of
Software
&
Games Protection
businesses
Sale
of
TV Guide
Magazine
Sale
of
TV Guide
Network &
TV
Guide Online
Sale
of
TVG
Network
1/1/07
12/31/08
9/30/08 6/30/08 3/31/08 12/31/07 9/30/07 6/30/07 3/31/07
Sale
of
eMeta
Muze
acquisition
3/31/09
Rovi
Rebranding
6/30/09
Exit
Guideworks JV
Sale of
Norpak
MediaUnbound
Acquisition
recommendations
9/15/10 2/1/10
Restructure
IPG JV

Copyright ® 2009 Rovi Corporation. Company Confidential.

Powering Digital Entertainment
Approximately 124 million viewers use our
guide technologies
Data on 3 million+ programs since 1954
Data on 2 million album releases and 20
million tracks
Data on 460,000+ movie titles
Protection on 9 billion+ DVDs and
Blu-ray discs
500 million+ devices enabled with protection
technologies
163 million+ CE devices with CE-IPG
technologies.
7 million+ CE devices using content
networking technologies
IPG advertising technology active in over 70
million homes worldwide
Rovi represents advertising in up to 15.8M
US homes

20th Century Fox
HiT entertainment
Disney
WB
FOX
UNIVERSAL
UNIVERSAL MUSIC GROUP
PBS
FUJI TELEVISION NETWORK, INC.

LG
VIZIO
BUFFALO
DELL
MOTOROLA
MITSUBISHI ELECTRIC
PHILIPS
SHARP
Panasonic
Pioneer
RCA
SIEMENS
SONY
Scientific Atlanta
PLAYSTATION 3
SAMSUNG
SANYO

COX COMMUNICATIONS
verizon
dish NETWORK
SKY
DIRECTV
TIME WARNER CABLE
MEGACABLE CONECTAMOS TU VIDA
Mediacom
PT
CLEARCHANNEL

amazon.com
BORDERS
YAHOO!
BEST BUY
BARNES&NOBLE BOOKSELLERS
iTunes
shazam
AOL
Google
ticketmaster
Spotify
SLACKER

BERTOLLI
HELLMANN'S
NBC
Budweiser
Unilever
AMERICAN EXPRESS
MTV MUSIC TELEVISION

rovi

Copyright ® 2009 Rovi Corporation. Company Confidential. Page 8 Entertainment 8 Rovi Markets and Customer Highlights Consumer Electronics Service Providers Advertising Retailers/ Portals

Sat 23 Oct
12 pm
1 pm
2 pm
LOCKED UP ABROAD
Saturday Night Live
CMT
12:16 pm

rovi

Copyright ® 2009 Rovi Corporation. Company Confidential.
Page 9 Page 9
The Rovi Vision
Connecting
customers to
‘entertainment moments’
Enriching
the experience with
insight and information
Powering
the discovery and
enjoyment of digital entertainment
Enabling
consumers to share
content
Empowering
our customers to
connect with their customers
To power the discovery
and enjoyment of digital
entertainment

CE Manufacturers
Service Providers
Advertisers
STB Manufacturers
rovi
Studios
Retailers
Mobile Carriers
Consumers

Copyright ® 2009 Rovi Corporation. Company Confidential. Rovi Key to The Ecosystem Page 10

Copyright ® 2009 Rovi Corporation. Company Confidential.

Rovi Leading The Way
Substantial user interface development team
targeting next generation user experiences
Active research program to identify consumer
behavior with digital media
Local, geographic-based data operations
generate metadata for TV, music and movies
Operating geographically distributed
infrastructure to support metadata, media
search and recommendations as web
services
Innovative advertising network and platform
on connected and non-connected CE devices

The Pursuit of Happyness
SHARK WEEK
THE GLADES
TONIGHT 10/9C

rovi

Copyright ® 2009 Rovi Corporation. Company Confidential.
Rovi Offerings
Protect
Content
protection
solutions for
digital content:
BD+, RipGuard,
CopyBlock ACP
Promote
Targeted, in-
guide ad
platform –
engages with a
Targeted
audience that’s
ready to interact
with your ad
Guide
Customized
guidance
and interfaces:
TotalGuide,
Guide+,
G-Guide,
Passport
Guide and more
Connect
Products and
services to
connect devices
throughout the
home:
Connected
Platform,
Software Update
Service
Insight
World-class
entertainment
metadata,
including:
Music Data,
Movie Data,
Games Data,
Books Data,
Lasso Media
Recognition
Advertising
Rovi IPG
advertising
technology is
active in over
67 million
homes
worldwide,
including 31
million homes
in North
America

Copyright ® 2009 Rovi Corporation. Company Confidential.

Connect
•Connected Platform
•Software Update Service
Rovi Products & Solutions
Rovi products connect devices and connect consumers to the
entertainment they love.
Guide
•TotalGuide for CE
•TotalGuide for SP
•TV Guide OnScreen
•Guide +
Protect
•BD+ Blu Ray protection
•RipGuard
•CopyBlock
•ACP (VOD & DVD)
Enhance
•Data Access  •Search   •Recommendations   •Profile  •Media Recognition  •Advertising
•Passport Guide
•Passport Guide DVR
•G-Guide
•i-Guide
Insight
•TV Data   •Movie Data   •Music Data   •Games Data   •Book Data

Copyright ® 2009 Rovi Corporation. Company Confidential.

Rovi metadata around the world
North America
Latin America
EMEA
APAC
16,000 sources of video content in North America, 660 European TV channels, 450 Latin American TV channels, and 500 Asian TV channels
Movies from 160 countries
Music from 180 countries

Copyright ® 2009 Rovi Corporation. Company Confidential.

Front-and-center ad placement enables advertisers to instantly engage millions of TV viewers
• 57% of TV viewers are exposed to ads in the guide daily*
• Flexible and interactive ad platform accommodates video, graphics and/or text-based campaigns
Benefits for advertisers: Broad reach and high frequency vehicle; influences tune-in and increases brand awareness while reaching highly engaged audiences
Benefits for consumers: Unique and interactive ad platform lets consumers select and enjoy content that’s most relevant to them
Rovi Solutions for Advertisers
*Source: Rovi Proprietary Data, May 2009
Advertising with Rovi
Deliver your ad to the right audience in the right
environment at the right time.

Rovi Organization back

- Fred Amoroso
  President & CEO
  - James Budge
    CFO
  - Stephen Yu
    General Counsel
  - Eileen Schloss
    EVP HR
  - Jim Wickett
    EVP Corp Dev
  - Tom Carson
    EVP WW Sales & Svcs
  - Corey Ferengul
    EVP Prod Mgmt & Mktg
  - John Moakley
    EVP Data Services
  - Vince Nakayama
    EVP Development

rovi

Copyright ® 2009 Rovi Corporation. Company Confidential.

Rovi Executive Team
Rovi has a functional organization structure
• Accounting, Finance, Tax, Treasury, Investor Relations, IT, Facilities
• Corporate Legal, Commercial Legal, Litigation
• Employees, Benefits, Compensation, Recruiting, Community Relations
• Corporate Development, Mergers & Acquisitions
• Sales, Prof Svcs, Support, Ops, Intellectual Property (Patent Prosecution, Licensing, Litigation)
• Prod Mgmt, Pricing, Product Mktg, Corporate Marketing/Brand, PR, Web, Biz Dev
• Development/Matching/Delivery of all Rovi Data (TV, Movie, Music, etc.)
• Engineering, Program Management

Copyright ® 2009 Rovi Corporation. Company Confidential.

Rovi Verticals
Consumer Electronics (CE)
Service Provider (SP)
Entertainment
Advertising
Portals
Sales, Product Mgmt, Product Mktg & Development teams are
generally organized by the following verticals:

Copyright ® 2009 Rovi Corporation. Company Confidential.

One Final Reminder…
While Rovi & Sonic continue actively planning for the
integration of the companies during this pre-closing
period, it is important that:
The companies operate as two separate and independent
companies until the close of the transaction
The transfer of competitively sensitive information must take place only in the context of integration planning, with access given to only a limited number of cleared employees

Copyright ® 2009 Rovi Corporation. Company Confidential.

We understand the dynamic changes in the
industry
We can help our customers put all the pieces in
place
We listen to our customers and provide solutions
with a flexible approach
We make it easier for our customers to connect
with end consumers and to help them discover an
exciting world of digital entertainment
• With our solutions, our customers can deliver
more of what consumers want, in the way they
want it
• The easier our customers make it for
consumers, the more they’ll want to buy their
devices and services
Summary
Rovi has the technologies, professional services and forward-
thinking vision to solve the digital media conundrum

Copyright ® 2009 Rovi Corporation. Company Confidential. Thank you.

Additional Information and Where to Find It

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Sonic Solutions. Rovi has filed a registration statement on Form S-4 (containing a prospectus/offer to purchase and certain other offer documents) and a tender offer statement on Schedule TO with the SEC and Sonic Solutions has filed a solicitation/recommendation statement on Schedule 14D-9, all with respect to the Offer and the Mergers (as defined in those documents). Sonic Solutions shareholders are urged to read Rovi’s prospectus/offer to purchase and the other offer documents contained in the registration statement, and Sonic Solutions’ solicitation/recommendation statement, because they contain important information that shareholders should consider before making any decision regarding tendering their shares. The registration statement (including the prospectus/offer to purchase and the other offer documents contained therein), the tender offer statement and the solicitation/recommendation statement contain important information, which should be read carefully before any decision is made with respect to the Offer. The registration statement (including the prospectus/offer to purchase and certain other offer documents contained therein), as well as the tender offer statement and the solicitation/recommendation statement, are available to all shareholders of Sonic Solutions at no expense to them. The registration statement (including the prospectus/offer to purchase and other offer documents), the tender offer statement and the solicitation/recommendation statement are available for free at the SEC’s web site at www.sec.gov. Free copies of the prospectus/offer to purchase (and other offer documents) are also available from Rovi by mail to Rovi Corporation, 2830 De La Cruz Blvd, Santa Clara, CA 95050, attention: Investor Relations, and free copies of the solicitation/recommendation statement are available from Sonic Solutions by mail to Sonic Solutions, 7250 Redwood Blvd., Suite 300 Novato, CA 94945, attention: Investor Relations. In addition, the prospectus/offer to purchase (and other offer documents) may also be obtained free of charge by directing a request to the Information Agent for the offer, Phoenix Advisory Partners, 110 Wall Street, 27th floor, New York, NY 10005 (banks and brokers call (212) 493-3910; all others call toll free: (800) 576-4314). American Stock Transfer & Trust Company, LLC is acting as depositary for the tender offer.

In addition to the foregoing materials filed with the SEC, Rovi and Sonic Solutions file annual, quarterly and special reports, proxy statements and other information with the SEC. Investors may read and copy any reports, statements or other information filed by Rovi or Sonic Solutions at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at
1-800-SEC-0330 for further information on the public reference room. Rovi’s and Sonic Solutions’ filings with the

SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Interests of Certain Persons in the Offer and the Merger

Rovi will be, and certain other persons may be, soliciting Sonic Solutions shareholders to tender their shares into the exchange offer. The directors and executive officers of Rovi and the directors and executive officers of Sonic Solutions may be deemed to be participants in Rovi’s solicitation of Sonic Solutions’ shareholders to tender their shares into the exchange offer.

Investors and shareholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Rovi and Sonic Solutions in the exchange offer by reading the prospectus/offer to purchase and certain other offer documents, as well as the solicitation/recommendation statement.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include the expected timetable of the transaction between Rovi and Sonic Solutions, the transaction’s anticipated strategic and financial benefits; and the potential impacts of the transaction on both Rovi’s and Sonic Solutions’ organizations. The statements made by Rovi and Sonic Solutions in this document are based upon current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include the satisfaction of closing conditions for the acquisition, including the tender of a majority of the outstanding shares of common stock of Sonic Solutions; market conditions; the effect of the announcement of the transaction on Rovi’s and Sonic Solutions’ respective businesses; the impact of any failure to complete the exchange offer and the merger; the risk that Rovi will not realize the anticipated benefits of the acquisition; the potential inability to successfully operate or integrate Sonic Solutions’ business and expand product offerings as a result thereof; general industry and economic conditions; and other factors beyond the companies’ control and the risk factors and other cautionary statements described in Rovi’s and Sonic Solutions’ filings with the SEC. Such factors are further addressed in Rovi’s and Sonic Solutions’ most recent reports on Form 10-Q for the period ended September 30, 2010 and such other documents as are filed by Rovi or Sonic Solutions with the Securities and Exchange Commission from time to time (available at www.sec.gov). Neither Rovi nor Sonic Solutions assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this document, except as required by law.